16th October 2001


Please find attached a copy of prepared addresses delivered by the Chairman and Managing Director to shareholders at the BHP Billiton Limited Annual General Meeting in Melbourne. It is a Listing Rule requirement of the Australian Stock Exchange that this information be released to the market.

The voting requirements under the DLC structure require the Company to take votes on a poll. The poll does not close until after the close of the second AGM (in this case the BHP Billiton Plc AGM to be held in London on Friday 19 October). Accordingly, we will not be in a position to provide the outcome of voting on the resolution until after that meeting. We expect to make that announcement on Monday 22 October.


Yours sincerely,



Roger Taylor
Assistant Company Secretary






Prepared Address- By Mr D R Argus

Whilst the merger of BHP and Billiton was without doubt the highlight of the year, we should not let it overshadow the achievement of record financial results and the significant funds and energy directed towards securing future growth in value for shareholders over this period.

The results speak for themselves and are evidence of the marvellous progress made by Paul Anderson and his management team to date.

All of the key financial targets set for BHP in early 2000, have been achieved. Some of these have been achieved a year or two ahead of schedule. Shareholders have seen record financial results, in excess of A$900 million in cost savings in the last three financial years, as well as the commencement of a significant program of organic growth.

If I can refer you to the financial highlights table on the inside cover of the annual report, you will see that BHP's attributable profit of A$2 billion was up 27% from last year and a long way from the losses experienced for the two years prior to that.

EBITDA interest coverage was 9.5 times, up from 6.5 times last year; gearing, defined as debt divided by debt plus equity, was 38% down from 43%.

Return on shareholder's equity is up to 18.2 % and return on capital to 11.7%, levels rarely seen previously.

Dividends have once again become fully franked for Australian shareholders.

These results tell a powerful story of asset and management quality and strong capital discipline processes.

Billiton also had a great year with attributable profit, excluding exceptional items, increasing 22% to a record US$693 million whilst the group continued with its aggressive growth strategy.

If we now consider the results of the combined group.


As you can see on this slide, the results for the year convey the strong earnings capability, powerful cashflow generation and solid balance sheet of the merged entity. Attributable profit excluding exceptional items was US$2.2 billion.

You will recall that the financial strength of a merged entity was one of the key benefits we articulated on announcement of the merger. This financial strength is evident in these results.

Several major growth projects were successfully commissioned during the year; the Mozal aluminium smelter in Mozambique, Cerro Matoso nickel expansion in Colombia, and the Worsley alumina expansion in Western Australia were all completed ahead of schedule and below budget. Typhoon, the deepwater oil production field in the U.S Gulf of Mexico, was also completed on schedule and under budget.

During the year we committed very definitively to our growth phase with the combined group spending approximately US$6 billion on acquisitions and new projects during this period.

Principal acquisition activity included the purchase of an additional 56% in the Worsley alumina refinery for US$1.5 billion, bringing our interest to 86%, the acquisition of Dia Met, 29% owner of the Ekati diamond mine, bringing our interest in the mine up to 80%, the purchase of stakes in Colombian energy coal and, in conjunction with Mitsubishi Development, the acquisition of QCT Resources .

A number of significant growth projects were approved including the Escondida Phase IV copper mine expansion in Chile and the North West Shelf LNG fourth train expansion in Western Australia.
Progress continued to be made in enhancing the quality of the portfolio
- the hard decisions were once again made.

These recorded results are now beginning to reflect the underlying potential of the combined group. The real work starts now with the successful integration and subsequent activities. Paul Anderson will provide you with an update on these activities shortly.
By any standards, I think you will agree with me that the picture provided generates enthusiasm as to the potential of the combined entity.

Issues & Outlook

As I said earlier, I'd like to spend some time this morning addressing some of the current issues and questions that have been brought to my attention as Chairman.

Specifically I'd like to talk to you about:

1. How the shares are currently trading;
2. The impact of the economic downturn and recent global developments on our business;
3. Executive remuneration - and if it is aligned with the interests of our shareholders;
4. How the merger is going; and
5. Some other items. I have received comment on items 20, 21, 22, and 23. I will comment on these resolutions later in the meeting, before you are asked to consider them. If you have any questions on these particular items I would appreciate if you could hold these until we discuss the resolutions.

1.  How the shares are currently trading;

Since we spoke in May we have faced a decline in our share price.
I acknowledge the concern that several of you have expressed to me about this decline.

While we should be concerned with downward movements, it is important to consider them in the context of the broader market. World equity markets have been lower over this period.

This chart compares BHP Billiton's performance relative to an index comprised of 6 peer companies (Rio Tinto, Anglo American, Alcoa, WMC, Woodside, Anadarko). The chart shows that BHP Billiton has in fact performed more strongly than this group by 5% over the 5 month period since May when we last spoke and this excludes the dividend paid in July.

And just so none of you think I'm picking this chart in isolation, I'll also show you a chart of how we've performed since Paul Anderson arrived, relative to both the All Resources index and the ASX200.
We have clearly outperformed both of these indices.

I would also like to reinforce the point that I made at the EGM, that because of;

* the quality of the BHP Billiton portfolio;
* the significant potential from operational excellence initiatives and our growth platform;
* combined with our greater visibility in global capital markets -
  I remain confident that the outlook for shareholder wealth generation is still very promising.

2.  The impact of the economic downturn and recent global developments:

The recent attack on the U.S is a great human tragedy and will have many consequences. Several people have asked me to comment on the impact that the events will have on BHP Billiton businesses. Given the current high level of volatility I am obviously unable to make specific statements with any certainty.

However, the BHP Billiton risk management team has been analysing the potential impact that various future economic conditions could have on our operations.

This analysis has involved input from 60 senior managers throughout the organisation. The managers were asked to consider some specific scenarios for the global economy and think about the likely implications for their operations and those of their customers.

A number of key themes emerged from this analysis. Under some scenarios we may be required to:

* Re-double our cost savings efforts; or
* Consider temporary or early closure of certain operations; or
* Re-direct or defer capital investment.; or
* Consider the discretionary use of cash for voluntary debt reduction and share re-purchases.

But there are some fundamental points I would like to make:

* BHP Billiton has robust production levels and low-cost operations.
  We are already seeing good production levels from investment decisions taken by BHP and Billiton over the past 3 years.
* This asset base, plus of course the diversity of our asset portfolio, will provide us with a relatively high level of resilience to these conditions compared to our peers.
* There will also be opportunities - we need to be prudent and conserve our capital and so when appropriate opportunities arise we are ready to move.

The executive team and the board are currently considering the appropriate actions that should be taken. We obviously need to think about our approach to investment expenditure and a strategy for capital management during this period, as well as any changes to our operating procedures that should be implemented. Country risk is always assessed in the light of international events and of course a factor in considering any of our investments.

3.  Executive remuneration

I acknowledge that executive remuneration is a key issue with shareholders and agree wholeheartedly that it should be.

Since the merger the Board has formed a Remuneration Committee.
The Committee will support the Board in developing remuneration policies and practices that enable the company to attract and retain executives who will create value for shareholders.

The Board cannot avoid the fact that the company operates in a global environment and as such must be able to recruit and retain the most talented individuals globally.

Each element of the remuneration structure is underpinned by the following objectives:

1. To focus executives on the results of the Group as a global entity;
2. To reward executives on the results of the Group by reference to global performance; and
3. To support the delivery of outstanding returns for shareholders by aligning performance related awards with the value delivered to shareholders.

The remuneration structure combines:

* Base salaries;
* Short Term Incentive Plans, which support the achievement of specified financial and non-financial performance objectives; and
* Long term Incentive Plans, where the performance conditions are based on comparing the company's total shareholder return over designated performance periods, with the total shareholder return of a group of other publicly listed international mining, metals and petroleum companies. We have to attract and retain the highest calibre executive leadership team we can find on the global market. That means that remuneration has to compete favourably with our international competitors.

4.  How the merger is going.

Paul Anderson will provide you with an update on the merger activities. From a personal perspective I am extremely pleased with the progress in integrating the organisations made to date. Paul & Brian Gilbertson are highly skilled leaders with proven track records in delivering shareholder value and a shared commitment to the way value will be created in.

I was quickly impressed by Brian Gilbertson's strong industry knowledge and believe shareholders stand to benefit from having two such high calibre individuals within the company during the next 15 months.

For any remaining disbelievers can I just re-state that:
* Brian Gilbertson and his wife have moved into an apartment in Melbourne, Brian has an Australian work visa and will be subject to the same inpat rules as any other employee
* we are committed to Melbourne as the global headquarters of our operations. I do hope that we can now put behind us the wild speculation which seems to capture the imagination of some commentators from time to time.

5.  Other items

OK TEDI
Last year I spoke about the complexity of the Ok Tedi issue for BHP Billiton.
As you will recall, BHP Billiton would have preferred the mine to close early. That was unacceptable to the PNG Government because of the adverse social and economic impacts which would have flowed from the loss of the income which the mine generates for the PNG economy.

We understand these issues and have been working assiduously to exit in a way that minimises the cost to shareholders while meeting the social and environmental obligations you would expect of us.

As the PNG Prime Minister recently announced, we have reached agreement with key parties on the framework for BHP Billiton's exit from Ok Tedi.
The details are now being finalised between the shareholders so that legislation can be passed, which would enable our exit to take effect from the end of the current calendar year.

Under the terms of the agreement with the other shareholders, the future income stream of BHP Billiton's equity in Ok Tedi Mining Limited or OTML will go into an independent entity to fund short and long-term sustainable development programs and projects in PNG. There will be clearly defined corporate governance rules relating to decision-making, distribution of funds and public reporting.

As we will have no future financial benefits coming from the mine's operations, the agreement will also provide protection for us against future liabilities.

This is not a compensation arrangement. Compensation is an operational matter for OTML. It is covered, in the case of existing operations, by existing legislative arrangements and, for the future, by a new project agreement between OTML and the State. Rather, the exit arrangement provides for a new source of funding for sustainable development projects which will provide lasting benefits, particularly in the Western Province but also throughout other areas of PNG.

Nor can there be any suggestion, given the mine will continue to operate, that we are planning to exit without concern for the environment.

First, we will ensure as part of our exit that there are adequate resources available to the entity, both in the short and long-term, to meet its share of contingencies such as early mine closure or environmental remediation by OTML. Second, we will ensure that the mine continues to be well managed including in regard to the environment. Third, we will ensure that the dredging of the river is maintained by OTML for the remainder of the mines life. Fourth, we will ensure that there is cash provisioning by OTML for normal mine closure.

I am unable to provide any more detail at this stage, while discussions are continuing with shareholders, affected landowners and other stakeholders, but we would expect to be able to do this by mid-November.

PUBLIC LISTING OF STEEL

As you will now be aware, we are progressing with the planning for the public listing of BHP Steel, which we expect will occur by the end of this financial year. We obviously have to monitor market conditions and are doing so. At the time of the merger it was agreed that where one of the companies - either Limited or Plc - proposed an action that resulted in a benefit to its shareholders without the same benefit flowing to the shareholders of the other company ,then the Boards could make an adjustment to ensure that the shareholders of both companies receive economic returns that are equivalent vis a vis each other to the then prevailing Equalisation Ratio.

In other words if the former BHP shareholders receive a $1 benefit then the former Billiton shareholders must receive a benefit of equal value.

The removal of the Steel business from the Group and its separate listing on the Australian Stock Exchange will confer a benefit on Limited shareholders and not Plc shareholders, because Limited shareholders will receive shares in the new Steel company, which will not be offered to Plc shareholders.

The nature of the Matching Action to compensate the Plc shareholders for the Steel distribution to the Limited shareholders will be determined after the Board has obtained advice from their external advisers who have been retained to recommend the most appropriate form for that Matching Action.

The decision to separately list the Steel business will be made by shareholders at an Extraordinary General Meeting, which will be convened to consider all of the details of the proposal, including the terms of the Matching Action to which I have referred.

DIVIDEND POLICY

BHP Billiton's dividend policy is related to how we prioritise the use of cash. We plan to make use of any available cash with the following order of priority:

1. to invest in projects that add value to the organisation;
2. to maintain a capital structure that is consistent with a strong A credit rating.
   This means that debt repayments must sometimes take precedence, which is essentially what happened in Y2000 ; and
3. the third option is to return cash to shareholders. This can be done via dividends, share repurchases or capital returns.

While we have experienced record profits we will be taking a cautious view regarding any dividend increases at this point in time due to;
1. the current uncertainties in the market and the potential impact this may have on our profits; and
2. the fact that the current environment may present attractive opportunities for us which as I said earlier, are a priority in terms of use of cash.

BHP Billiton Limited shareholders will continue to have their dividends franked according to the capacity of the business to do this. As you are aware, our ability to pay a franked dividend depends in the amount of profit that we generate in Australia and in turn the amount of tax we pay here.

BOARD SIZE

I will make some comments on this when we come to the resolutions later in the meeting.

I would like now to hand over to Paul Anderson who will provide an update on the integration process and talk about the priorities for the management team for this financial year.


Prepared Address - By Mr P M Anderson

Following the release of the annual results in August, Brian Gilbertson, Chip Goodyear and I, embarked on a three-week program to communicate with current and prospective shareholders.

We wanted to explain just what had been created in BHP Billiton and respond to their questions and inputs.

We found overwhelming support for the merger and understanding of the quality of the portfolio and our prospects.

Let me just briefly re-cap the key attributes of your new company.

* First, we have trophy assets in almost every sector in which we participate -


THE QUALITY AND BREADTH OF THE PORTFOLIO IS A KEY
DIFFERENTIATING FEATURE OF BHP BILLITON.

* The large, low-cost Queensland coal and Pilbara Iron Ore operations in Australia are complimented by strategic energy coal operations in South Africa and Colombia;
* We have world-class Aluminium production facilities in South Africa, Mozambique and Australia. The Mozal smelter was commissioned last year and is the lowest-cost smelter in the world and our Worsley alumina refinery is the most efficient in the world.
* The Escondida copper mine in Chile, the world's largest copper mine, is currently being expanded;
* The Bass Strait oil & gas fields, which have provided high cash generation for decades, and our interest in the North West Shelf LNG project, are being supplemented by our growing position in the U.S. Gulf of Mexico.

This is a group of very impressive, powerful cash generating assets. It is not possible for any other company to accumulate such a list.

Second, we have outstanding people

Shareholders in BHP Billiton benefit from having a management team that has been drawn from the best of both predecessor companies creating an experienced team with a comprehensive understanding of the businesses and markets in which we operate.

* Importantly, we have the financial strength to pursue our strategy

With the merger, we set out to create an industry leader that would have, among other things, tremendous financial strength and flexibility. The fiscal year 2001 results are evidence of this.

They show a company with powerful cash generation, strong earnings capability and a solid balance sheet.

On a pre-exceptionals basis this new company created EBITDA of US$5.3 billion and attributable profit of US$2.2 billion for the 2001 financial year.

* And finally, we have an impressive list of growth opportunities.

It is hard to find a company with a comparable list of growth options matched with the financial capacity of BHP Billiton.

The market has come to recognize these attributes, which provide the strength and flexibility of the platform that we have created.

What the market has yet to fully appreciate is the added value created by having these attributes all within one portfolio.

The portfolio effect provides us with:
* stability of cash flows due to offsetting currency and commodity cycles;
* the ability to take on challenging projects which smaller, less diversified companies might find too risky;
* important learnings from the breadth of our operations and markets; and
* benefits from economies of scale.

Without a doubt the current outlook for our businesses and markets, post September 11, is particularly tough and will put pressure on our performance. We'll have to be even more focused in terms of capital deployment decisions and our cost base. However, we are confident that we can create value even in this environment due to our unique portfolio.

MANAGEMENT TEAM PRIORITIES

I'd like now to talk briefly about the focus of the management team for the short term.

One of our first actions was to create a charter for the combined entity. The BHP Billiton Charter is the foundation of the entire group, which articulates our values and defines success as satisfying all of our stakeholders. We have an over-riding commitment to safety, environmental responsibility and sustainable development.

Hopefully you have had a chance to read the Charter, it's on page 32 of the annual report. {Page 52 of Plc annual report}

At the same time we were already working on delivering the merger and integrating savings.

In terms of implementing the organisational structure and putting people in place, the merger is essentially done. There will continue to be some office closures in the new year but the focus has now shifted to chasing synergies and streamlining the organisation rather than the integration itself.

For the benefit of those who haven't seen the new organisational structure, this is a simplified view. We did some thinking about how we want to create value in the business, which led to this design. There are three main components - the corporate centre, the Customer Sector Groups and a marketing organisation.

The corporate centre is responsible for major new growth initiatives, financing, portfolio management and corporate governance. An investment review committee is in place and functioning, its role is to review all expenditures over US$100 million.

You will notice that the business has been structured not around assets but around common customers, hence the name Customer Sector Groups (CSGs). CSG Presidents have significant autonomy to manage and grow their businesses, within a centralised capital discipline framework.
The presidents are fully accountable for profit to the EBIT level and capital efficiency measured by Shareholder Value Added. All CSGs are currently developing strategic plans. These will be completed by year-end and incorporated into a broader BHP Billiton strategy review.

The BHP Billiton strategy will then be communicated early next year. The principles that underpin that strategy will be:

* a focus on returns on invested capital;
* the creation of a new industry business model;  and
* strong customer orientation.

You will also see on the slide a centralised marketing function.
The marketing organisation will leverage the customer and market knowledge that comes from being a global supplier of commodities.

We believe we can use our knowledge of markets and customers to make complete customer offerings, identify opportunities which cross CSGs and develop a new approach to servicing our customers.

Twin marketing hubs have been established, one in The Hague, and one in Singapore. Marketing executives from the CSGs will report directly to the CSG presidents and also will be a part of these marketing hubs.

BHP Billiton will be able to analyse all of its transactions with its customers, as well as its exposure to countries, specific customers and markets.

Having established the organisational framework, we can now concentrate on synergies and cost savings. Brian Gilbertson is responsible for delivering the integration savings.

Specific cost saving actions have been agreed to with the operating management and incorporated into their budgets and targets; everyone is confident about achieving the synergy targets which will come from areas such as:

1. Elimination of duplication
This covers offices, people and functions.  For example, we had two mergers
& acquisitions teams with separate consultant budgets one of which has been eliminated. Further, BHP and Billiton each had their own minerals exploration and development programs, again only one will go forward.

2. Operational excellence
We are committed to operating our assets in a manner that ensures we get the highest returns possible while maintaining our commitment to safety and the environment.

We are accelerating an operational excellence program and putting in place an initiative called the "BHP Billiton way" - which involves developing a common operating system that will improve our capital efficiency, increase our productivity and raise our margins. There is a great deal of opportunity in this area because of the breadth of our operations and the combined expertise of the two organisations.

3. Procurement or strategic sourcing
This is about using our combined purchasing power to reduce the cost of our inputs.

4. Marketing and freight
We are a huge freight user. Once again there is opportunity to leverage our bulk for greater efficiencies.

5.  Financing
We've already been able to reduce financing costs by re-financing our short-term debt based on our new financial strength and reduced risk profile.

While we are pursuing savings and synergies we don't want to lose track of our real objective - growth.

As I mentioned earlier, the growth opportunities open to us because of the merger are outstanding and provide options that go beyond a simple aggregation of the former BHP and Billiton projects.

As a first step, the entire growth portfolio has been reviewed, and we are now working to prioritise and sequence our various options

Finally, I am personally tasked with ensuring we have a successful public listing of BHP Steel.

This is progressing well, advisors have been appointed and the Board is beginning to form. Last week we announced that Graham Kraehe has accepted the role of Chairman Elect. Ron McNeilly will become Deputy Chairman Elect upon his retirement from BHP Billiton at the end of this calendar year.
They, along with Kirby Adams, currently President & CEO of Steel, will provide a solid nucleus for the future BHP Steel board.

CONCLUSION

Fiscal 2001 was a year of significant progress. The powerful platform we have created has positioned BHP Billiton for the future.

While the senior management team has embraced that future, the rest of the world is only just beginning to realize the strength and potential of your company.

Thank you for your support.



BHP Billiton Limited ABN 49 004 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900


The BHP Billiton Group is headquartered in Australia